MUFG Securities EMEA Plc – SBS
Amendments to Form SBSE A/A – October 2024

Following submission to amend Principal list in September, we'd like notify you of the regulatory fine in 2017. We've downloaded all information from the NFA website and collated the information in an updated Form 7R. We'll be using this form going forward.

Douglas Tucker, Chief Compliance Officer, approved the use of the updated 7R information for the SBS Swap Dealer entity.

Kindly upload for your records.